SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 001-14620

CRYSTALLEX INTERNATIONAL CORPORATION

(Translation of registrant’s name into English)

8 King Street East, Suite 1201

Toronto, Ontario, Canada M5C 1B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated April 13, 2012.

For Immediate Release	April 13, 2012
RM: 5 – 12

Crystallex Announces Temporary Cease Trade Order

TORONTO, ONTARIO, April 13, 2012 – Crystallex International Corporation (OTCQB: CRYFQ) (“Crystallex” or the “Company”) announced today that, consistent with its announcement of March 16, 2012, the Company did not file, by the deadline of March 30, 2012, its audited financial statements for the fiscal year ended December 31, 2011, related management’s discussion and analysis, 2011 annual information form and CEO and CFO certificates related to the foregoing.

As a result of such default, the Company had applied to the Ontario Securities Commission and the securities regulatory authorities in British Columbia, Alberta, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland for a management cease trade order under National Policy 12-203 which would have only prohibited trading in securities of the Company by certain insiders of the Company. The Company’s application was denied and, accordingly, a temporary general cease trade order has been issued. The cease trade order prohibits the trading of the Company’s securities effective immediately, other than for trades made pursuant to debtor-in-possession financing as approved by the Ontario Superior Court of Justice in connection with the proceedings under the Companies’ Creditors Arrangement Act (Canada) and trades for nominal consideration to realize tax losses (a copy of the cease trade order can be found at http://cto-iov.csa-acvm.ca/ArticleFile.asp?Instance=101&ID=A0D25FF13A60413FBC816BAC1689C3DC ).

The temporary cease trade order is scheduled to expire 15 days from the date hereof and may be extended. The Company is reviewing all options, with the goal of ultimately meeting its continuous disclosure obligations and lifting the cease trade order. The Company’s shares continue to trade on the OTC Bulletin Board.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS: Certain statements included or incorporated by reference in this press release, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, financial, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available under the Company’s profile on SEDAR at www.sedar.com (including, in particular, the “Risk Factors” section of the Company’s annual information form dated March 31, 2011 and the Company’s management’s discussion and analysis of financial position and results of operations for the nine month period ended September 30, 2011, incorporated herein by reference) and the documents relating to the CCAA proceedings available on the Monitor’s website. Forward-looking statements are made as of the date of this press release, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

By:	/s/ Robert Crombie
Name:	Robert Crombie
Title:	President

Date: April 13, 2012